K.Y.
2/4/03



SEC   03001610   COMMISSION

Washington, D.C. 20549

30
2/4/03

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
JAN 2 7 2003
WASH

SEC FILE NUMBER
8- 13675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___12-01-2001___ AND ENDING ___11-30-2002___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   AGF SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   55 KING STREET WEST   31st FLOOR
                                        (No. and Street)

   TORONTO   ONTARIO   M5K 1E9
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   WILLIAM CAMERON   (416) 865-4244
                                                           (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
                          (Name — if individual, state last, first, middle name)

ROYAL TRUST TOWER, TD CENTRE, STE #3000, PO BOX 82   TORONTO, ONT.   M5K 1G9
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☐ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __WILLIAM CAMERON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AGF SECURITIES INC._____, as of __NOVEMBER 30_____, ~~19~~2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__SECRETARY__ __TREASUERER__
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART II [11]

12/90

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER		SEC FILE NO.
AGF SECURITIES INC.	[13]	81-13675

FIRM ID. NO.
2S-00998

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

55 KING STREET, WEST 31st FLOOR [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/Y)
12-01-2001 [2]

AND ENDING (MM/DD/YY)
11-30-2002 [2]

TORONTO	[21] ONTARIO	[22] M5K 1E9 [23]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)—Telephone No.

[30]   [3]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]   [3]
[34]   [3]
[36]   [3]
[38]   [3]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [4]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [4]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___24th___ day of ___JANUARY___ ℞ 2003

Manual signatures of:

1) _W. P. Cameron_
   Principal Executive Officer or Managing Partner

2) _W. P. Cameron_
   Principal Financial Officer or Partner

3) _W. P. Cameron_
   Principal Operations Officer or Partner

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC.

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) __11-30-2002__ [99]

SEC FILE NO. __81-13675__ [98]

Consolidated [ ] [198]
Unconsolidated [ ] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 1,392,722	[200]			$ 1,392,722	[750]
2. Cash segregated in compliance with federal and other regulations		[210]				[760]
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		[220]				
2. Other		[230]				[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		[240]				
2. Other		[250]				[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		[280]				
2. Other		[290]				[800]
E. Other	25,108	[300]	$	[550]	25,108	[810]
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured accounts				[570]		
B. Commodity accounts		[330]		[580]		
C. Allowance for doubtful accounts	( )	[335]	( )	[590]		[820]
5. Receivables from non-customers:						
A. Cash and fully secured accounts		[340]				
B. Partly secured and unsecured accounts		[350]		[600]		[830]
6 Securities purchased under agreements to resell		[360]		[605]		[840]
7 Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		[370]				
B. U.S. and Canadian government obligations		[380]				
C. State and municipal government obligations		[390]				
D. Corporate obligations		[400]				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC.	as of 11-30-2002

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ _____ |410|	
F. Options	_____ |420|	
G. Arbitrage	_____ |422|	
H. Other securities	_____ |424|	
I. Spot commodities	_____ |430|	$ _____ |850|
8. Securities owned not readily marketable:			
A. At Cost $ 186,720 |130|			
B. At estimated fair value	_____ |440|	$ 1 |610|	1 |860|
9. Other investments not readily marketable:			
A. At Cost $ _____ |140|			
B. At estimated fair value	_____ |450|	_____ |620|	_____ |870|
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ _____ |150|			
B. Other $ _____ |160|	_____ |460|	_____ |630|	_____ |880|
11. Secured demand notes - market value of collateral:			
A. Exempted securities $ _____ |170|			
B. Other $ _____ |180|	_____ |470|	_____ |640|	_____ |890|
12. Memberships in exchanges:			
A. Owned, at market value $ _____ |190|			
B. Owned at cost		20,100 |650|	
C. Contributed for use of company, at market value		_____ |660|	20,100 |900|
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	_____ |480|	4,070 |670|	4,070 |91|
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	_____ |490|	_____ |680|	_____ |92|
15. Other Assets:			
A. Dividends and interest receivable	_____ |500|	_____ |690|	
B. Free shipments	_____ |510|	_____ |700|	
C. Loans and advances	_____ |520|	_____ |710|	
D. Miscellaneous	_____ |530|	14,043 |720|	14,043 |93|
16. TOTAL ASSETS	$ 1,417,830 |540|	$ 38,214 |740|	$ 1,456,044 |94|

OMIT PENNI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AGF SECURITIES INC.	as of __11-30-2002__

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [14 60]
B. Other	[1040]	[1250]	[14 70]
18. Securities sold under repurchase agreements		[1260]	[14 80]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[14 90]
2. Other	[1060]	[1280]	[15 00]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]	[1510]	[15 10]
2. Other	[1080]	[1290]	[15 20]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[157]
20. Payable to customers:			
A. Securities accounts -including free credits of ..... $ [950]	[1120]		[158]
B. Commodities accounts	[1130]	[1330]	[159]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[160]
B. Commodities accounts	[1150]	[1350]	[161]
22. Securities sold not yet purchased at market value - including arbitrage of .... $ [960]		[1360]	[162]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[163]
B. Accounts payable	12,576 [1170]		12,576 [164]
C. Income taxes payable	[1180]		[165]
D. Deferred income taxes		[1370]	[166]
E. Accrued expenses and other liabilities	[1190]		[167]
F. Other	[1200]	[1380]	[168]

OMIT PENNI

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BROKER OR DEALER	AGF SECURITIES INC.	(	as of 11-30-2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ _____ 1210		$ _____ 16 90
B. Secured	▼ _____ 1211	$ _____ 1390	_____ 1 70C
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		_____ 1400	_____ 1 71C
1. from outsiders $ _____ 970			
2. Includes equity subordination (15c3-1 (d)) of .... $ _____ 980			
B. Securities borrowings, at market value; from outsiders $ _____ 990		_____ 1410	_____ 1 72
C. Pursuant to secured demand note collateral agreements;		_____ 1420	_____ 1 73
1. from outsiders $ _____ 1000			
2. Includes equity subordination (15c3-1 (d)) of .... $ _____ 1010			
D. Exchange memberships contributed for use of company at market value		_____ 1430	_____ 1 74
E. Accounts and other borrowings not qualified for net capital purposes	_____ 1220	_____ 1440	_____ 1 7!
26. TOTAL LIABILITIES	$ ___12,576___ 1230	$ _____ 1450	$ ___12,576___ 17!

Ownership Equity

27. Sole proprietorship		$ _____	17
28. Partnership- limited partners ..... $ _____ 1020		_____	1?
29. Corporation:			
A. Preferred stock		_____	1
B. Common stock		▼ 25,850	1
C. Additional paid-in capital		51,700	1
D. Retained earnings		1,365,918	1
E. Total		_____	1
F. Less capital stock in treasury		(_____)	1
30. TOTAL OWNERSHIP EQUITY		$ 1,443,468	1
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,456,044	

OMIT PE~

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER   AGF SECURITIES INC.   as of 11-30-2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition — Item 1800)............................ $ 1,443,468 [34B0]
2. Deduct: Ownership equity not allowable for net capital .... ( ) [3490]
3. Total ownership equity qualified for net capital .... 1,443,468 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities... $ 1,443,468 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Note B and C) .... $ 38,214 [3540]
      1. Additional charges for customers' and
         non-customers' security accounts .... [3550]
      2. Additional charges for customers' and
         non-customers' commodity accounts.................................. [3560]
   B. Aged fail-to-deliver: .... [3570]
      1. Number of items .... [3450]
   C. Aged short security differences-less
      reserve of .... $ [3460] [3580]
      number of items................. [3470]
   D. Secured demand note deficiency..................................... [3590]
   E. Commodity futures contracts and spot commodities
      proprietary capital charges .... [3600]
   F. Other deductions and/or charges .... 25,000 [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .. [3615]
   H. Total deductions and/or charges .... (63,214) [362]
7. Other additions and/or allowable credits (List)... [363]
8. Net Capital before haircuts on securities positions .... $ 1,380,254 [364]
9. Haircuts on securities: (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... 513 [3660]
   B. Subordinated securities borrowings.............................. [3670]
   C. Trading and Investment securities:
      1. Bankers' acceptances, certificates of deposit
         and commercial paper .... [3680]
      2. U.S. and Canadian government obligations .... [3690]
      3. State and municipal government obligations .... [3700]
      4. Corporate obligations .... [3710]
      5. Stocks and warrants.. [3720]
      6. Options .... [3730]
      7. Arbitrage .... [3732]
      8. Other securities .... [3734]
   D. Undue concentration.. [3650]
   E. Other (list)... [3736]   (513) [3]
10. Net Capital .... $ 1,379,741 [3]

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	AGF SECURITIES INC.	as of 11-30-2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ __838__ |3756|

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ __5,000__ |3758|

13. Net capital requirement (greater of line 11 or 12) .... $ __5,000__ |3760|

14. Excess net capital (line 10 less 13) .... $ __1,374,741__ |3770|

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ __1,378,483__ |3780|

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _____ |3790|

17. Add:

    A. Drafts for immediate credit .... $ _____ |3800|

    B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ _____ |3810|

    C. Other unrecorded amounts (List) .... $ _____ |3820| $ _____ |383|

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)) .... $ _____ |383|

19. Total aggregate indebtedness .... $ __12,576__ |384|

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % _____ |385|

21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11) .... % __1__ |385|

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ |38|

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ _____ |38|

24. Net capital requirement (greater of line 22 or 23) .... $ _____ |37|

25. Excess net capital (line 10 less 24) .... $ _____ |39|

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) .... % _____ |38|

27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8) .... % _____ |38|

28. Net capital in excess of:

    5% of combined aggregate debit items or $120,000 .... $ _____ |39|

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % _____ |38|

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % _____ |3|

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 12-01-01	3932	to 11-30-02	3933
AGF SECURITIES INC.	Number of months included in this statement			3931

REVENUE — STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange .... $ 294,140 **3935**
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter.................. **3937**
   c. Commissions on listed option transactions **3938**
   d. All other securities commissions **3939**
   e. Total securities commissions 294,140 **3940**
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities **3941**
      i. Includes gains or (losses) OTC market making in exchange listed equity securities _____ **3943**
   b. From trading in debt securities **3944**
   c. From market making in options on a national securities exchange **3945**
   d. From all other trading **3949**
   e. Total gains or (losses) **3950**
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) **4235**
   b. Includes unrealized gains (losses) **4236**
   c. Total realized and unrealized gains (losses) **3952**
4. Profits or (losses) from underwriting and selling groups **3955**
   a. Includes underwriting income from corporate equity securities **4237**
5. Margin interest **3960**
6. Revenue from sale of investment company shares **3970**
7. Fees for account supervision, investment advisory and administrative services **3975**
8. Revenue from research services **3980**
9. Commodities revenue **3990**
10. Other revenue related to securities business **3985**
11. Other revenue 18,249 **3995**
12. Total revenue .... $ 312,389 **4030**

EXPENSES

13. Registered representatives' compensation .... $ **4110**
14. Clerical and administrative employees' expenses **4040**
15. Salaries and other employment costs for general partners, and voting stockholder officers 15,268 **4120**
    a. Includes interest credited to General and Limited Partners capital accounts **4130**
16. Floor brokerage paid to certain brokers (see definition) **4050**
17. Commissions and clearance paid to all other brokers (see definition) 110,148 **4140**
18. Clearance paid to non-brokers (see definition) **4130**
19. Communications **4060**
20. Occupancy and equipment costs **4080**
21. Promotional costs **4150**
22. Interest expense **4070**
    a. Includes interest on accounts subject to subordination agreements _____ **4070**
23. Losses in error account and bad debts **4110**
24. Data processing costs (including service bureau service charges) **4110**
25. Non-recurring charges **4110**
26. Regulatory fees and expenses **4110**
27. Other expenses 22,872 **4110**
28. Total expenses .... $ 148,288 **4200**

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... $ 164,101 **4210**
30. Provision for Federal income taxes (for parent only) .... (6,193) **4220**
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above **4230**
    a. After Federal income taxes of **4238**
32. Extraordinary gains (losses) **4224**
    a. After Federal income taxes of **4239**
33. Cumulative effect of changes in accounting principles **4225**
34. Net income (loss) after Federal income taxes and extraordinary items .... $ 170,294 **4230**

BROKER OR DEALER	AGF SECURITIES INC.	as of	11-30-2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... N/A .... | 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm [4335] | 4570

D. (k) (3)—Exempted by order of the Commission .... | 4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession
or control as of the report date (for which instructions to reduce to possession or control had
been issued as of the report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. Notes A and B .... $ _____ | 4586

A. Number of items .... | 4587

2. Customers' fully paid securities and excess margin securities for which instructions to reduce
to possession or control had not been issued as of the report date, excluding items arising
from "temporary lags which result from normal business operations" as permitted under
Rule 15c3-3. Notes B, C and D .... $ _____ | 4588

A. Number of items .... _____ | 4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or
control of customers' fully paid and excess margin securities have been tested and are functioning in a
manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes _____ | 4584   No _____ | 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in
possession or control but for which no action was required by the respondent as of the report date or required action
was taken by respondent within the time frames specified under Rule 15c3-3.

B — State separately in response to items one and two whether the securities reported in response thereto were
subsequently reduced to possession or control by the respondent.

C — Be sure to include in item two only items not arising from "temporary lags which result from normal business
operations" as permitted under Rule 15c3-3.

D —Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's
annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item
two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This
information may be required on a more frequent basis by the Commission or the designated examining authority
in accordance with Rule 17a-5(a)(2)(iv).

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	AGF SECURITIES INC.	as of __11-30-2002__

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers'
   security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $ _____ | 4340 |
2. Monies borrowed collateralized by securities carried for the accounts
   of customers (see Note B) .... _____ | 4350 |
3. Monies payable against customers' securities loaned (see Note C) .... _____ | 4360 |
4. Customers' securities failed to receive (see Note D) .... _____ | 4370 |
5. Credit balances in firm accounts which are attributable to
   principal sales to customers .... _____ | 4380 |
6. Market value of stock dividends, stock splits and similar distributions
   receivable outstanding over 30 calendar days .... _____ | 4390 | N/A
7. **Market value of short security count differences over 30 calendar days old .... _____ | 4400 |
8. **Market value of short securities and credits (not to be offset by longs or by
   debits) in all suspense accounts over 30 calendar days .... _____ | 4410 |
9. Market value of securities which are in transfer in excess of 40 calendar days
   and have not been confirmed to be in transfer by the transfer agent or
   the issuer during the 40 days .... _____ | 4420 |
10. Other (List) .... _____ | 4425 |
11. TOTAL CREDITS .... $ _____ | 44 |

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured
    accounts and accounts doubtful of collection net of deductions pursuant to
    Note E, Exhibit A, Rule 15c3-3 .... $ _____ | 4440 |
13. Securities borrowed to effectuate short sales by customers and
    securities borrowed to make delivery on customers'
    securities failed to deliver .... _____ | 4450 |
14. Failed to deliver of customers' securities not older than 30 calendar days ...... _____ | 4460 |
15. Margin required and on deposit with the Options
    Clearing Corporation for all option contracts
    written or purchased in customer accounts (See Note F) .... _____ | 4465 |
16. Other (List) .... _____ | 4469 |
17. **Aggregate debit items .... $ _____ | 4 |
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) .... (_____) | 4 |
19. **TOTAL 15c3-3 DEBITS .... $ _____ | 4 |

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ _____ | |
21. Excess of total credits over total debits (line 11 less line 19) .... _____ | |
22. If computation permitted on a monthly basis, enter 105% of
    excess of total credits over total debits .... _____ | |
23. Amount held on deposit in "Reserve Bank Account(s)", including
    value of qualified securities, at end of reporting period .... _____ | |
24. Amount of deposit (or withdrawal) including
    $ _____ | 4515 | value of qualified securities .... _____ | |
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including
    $ _____ | 4525 | value of qualified securities .... $ _____ | |
26. Date of deposit (MMDDYY) .... _____ | |

OMIT PE

FREQUENCY OF COMPUTATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	AGF SECURITIES INC.	as of 11-30-200:2

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... $ N/A 7010
   B. Securities (at market) 7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market 7030
3. Exchange traded options:
   A. Add: Market Value of open option contracts purchased on a contract market 7032
   B. Deduct: Market Value of open option contracts granted (sold) on a contract market .... ( ) 7033
4. Net equity (deficit) (total of 1, 2 and 3) 7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades 7050
6. Amount required to be segregated (total of 4 and 5) 7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... $ 7070
   B. Securities representing investments of customers' funds (at market) 7080
   C. Securities held for particular customers or option customers in lieu of cash (at market) 7090
8. Margins on deposit with clearing organizations of contract markets:
   A. Cash .... 710(
   B. Securities representing investments of customers' funds (at market) .... 711(
   C. Securities held for particular customers or option customers in lieu of cash (at market) .... 712·
9. Settlement due from (to) clearing organizations of contract markets 713
10. Exchange traded options:
    A. Add: Unrealized receivables for option contracts purchased on contract markets 71:
    B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets 71:
11. Net equities with other FCMs .... 71·
12. Segregated funds on hand:
    A. Cash 71
    B. Securities representing investments of customers' funds (at market) 71
    C. Securities held for particular customers in lieu of cash (at market) 71
13. Total amount in segregation (total of 7 through 12) .... $ 7·
14. Excess (insufficiency) funds in segregation (13 minus 6) .... $ 7

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	AGF SECURITIES INC,	as of	11-30-2002

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600		4601	4602 $	4603	4604	4605
4610		4611	4612	4613	4614	4615
4620		4621	4622	4623	4624	4625
4630		4631	4632	4633	4634	4635
4640		4641	4642	4643	4644	4646
4650		4651	4652	4653	4654	4655
4660		4661	4662	4663	4664	4666
4670		4671	4672	4673	4674	467
4680		4681	4682	4683	4684	46
4690		4691	4692	4693	4694	46

TOTAL $ NIL 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

BROKER OR DEALER AGF SECURITIES INC.   For the period (MMDDYY) from 12-01-2001 to 11-30-2002

RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to
be withdrawn within the next six months and accruals, which have
not been deducted in the computation of net capital.

1. **Equity Capital**
   A. Partnership Capital:

1. General Partners	$	4700
2. Limited		4710
3. Undistributed Profits		4720
4. Other (describe below)		4730
5. Sole Proprietorship		4735

   B. Corporation Capital:

1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)		4760
4. Other (describe below)		4770

2. **Subordinated Liabilities**

A. Secured Demand Notes		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810

3. **Other Anticipated Withdrawals**

A. Bonuses		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total	$	4880

4. **Description of Other**

   _____

   _____

   _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	1,273,174	4240
A. Net income (loss)		170,294	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From Item 1800)	$	1,443,468	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases	(		4320
4. Balance, end of period (From item 3520)	$		4330

OMIT PENNI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	AGF SECURITIES INC.	as of 11-30-2002

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days

		Valuation		Number	
A. breaks long	$		4890		4900
B. breaks short	$		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) ... Yes [X] 4930 No [ ] 4940

   A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period

A. Income producing personnel		4950
B. Non-income producing personnel (all other)	2	4960
C. Total	2	4970

4. Actual number of tickets executed during current month of reporting period ... 4980

5. Number of corrected customer confirmations mailed after settlement date ... 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts- over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Ledger Amount	Market Value
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 536
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 536

17. Security concentrations (See instructions in Part I)

A. Proprietary positions	$	537
B. Customers' accounts under Rule 15c3-3	$	537
18. Total of personal capital borrowings due within six months	$	53
19. Maximum haircuts on underwriting commitments during the period	$	53
20. Planned capital expenditures for business expansion during next six months	$	53
21. Liabilities of other individuals or organizations guaranteed by respondent	$	53
22. Lease and rentals payable within one year	$	53
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	53
B. Net	$	53

OMIT PENN

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS

NOVEMBER 30, 2002



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 17, 2003

Auditors' Report

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the balance sheets of **AGF Securities, Inc.** as at November 30, 2002 and 2001 and the statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at November 30, 2002 and 2001 and the results of its operations and its cash flow for the years then ended in accordance with United States generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 17, 2003

Supplementary Report of Independent Accountants

To the Board of Directors of
AGF Securities, Inc.

We have examined the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2002 and the related statements of operations, retained earnings and cash flow for the year then ended and have issued our report thereon dated January 17, 2003. As part of our examination, we have reviewed and tested the system of internal accounting control for the year since our last examination as at November 30, 2001 including the accounting system, procedures for safeguarding securities and practices and procedures established for computing the ratio of aggregate indebtedness to net capital.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our review and tests of the system of internal accounting control were of the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that were necessary for expressing our opinion on the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2002 and the related statements of operations, retained earnings and cash flow for the year then ended and to provide a basis for reporting material weaknesses in internal accounting control. The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management.

PRICEWATERHOUSECOOPERS

Board of Directors of AGF Securities, Inc.
January 17, 2003

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

It is not practicable in an organization the size of **AGF Securities, Inc.** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and procedures for safeguarding securities and we noted that the company has not complied in all respects with Rule 17a-13 because of the limited number of personnel involved in its operation.

Our review and tests of the system of internal accounting control which were made for the purpose set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no conditions which we believe to be material weaknesses.

PricewaterhouseCoopers LLP

Chartered Accountants

AGF SECURITIES, INC.

618 SOUTH SPRING STREET

LOS ANGELES, CALIFORNIA 90014

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2002 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

W. D. Cameron
Authorized officer of AGF Securities, Inc.

Sworn to before me this

day of January 2003

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

BALANCE SHEETS
(stated in United States currency)

| | November 30 | | November 30 |
	2002		2001
Current assets:			
Cash and term-deposit	$ 1,392,722	$	1,062,881
Amount due from carrying broker	25,108		125,468
Accounts receivable	2,645		6,374
Income tax recoverable	11,398		65,946
	1,431,873		1,260,669
Investment in AGF Securities (Canada) Limited, an associated company, at cost	4,070		4,070
NASD warrants	20,100		20,100
Investment in non-marketable security, at lower of cost and net realizable value	1		1
Total assets	$ 1,456,044	$	1,284,840
Current liabilities:			
Accounts payable and accrued liabilities	$ 12,576	$	11,666
Shareholder's equity:			
Capital stock (note 2)	25,850		25,850
Capital paid in excess of par value of common shares	51,700		51,700
Retained earnings	1,365,918		1,195,624
	1,443,468		1,273,174
Total liabilities and shareholder's equity	$ 1,456,044	$	1,284,840

AGF SECURITIES, INC.

STATEMENTS OF OPERATIONS
(stated in United States currency)

| | Years ended November 30 | |
	2002	2001
Revenue		
Interest	$ 18,249	$ 27,883
Net commission revenue	183,992	687,780
	202,241	715,663
General and administrative expenses	38,140	26,704
Income before provision for income taxes	164,101	688,959
Provision for income taxes	(6,193)	421,455
Net income for the year	$ 170,294	$ 267,504
Earnings per share	$ 6.59	$ 10.35

STATEMENTS OF RETAINED EARNINGS
(stated in United States currency)

Retained earnings, beginning of year	$ 1,195,624	$ 928,120
Net income for the year	170,294	267,504
Retained earnings, end of year	$ 1,365,918	$ 1,195,624

AGF SECURITIES, INC.

STATEMENTS OF CASH FLOW
(stated in United States currency)

	Years ended November 30	
	2002	2001
Operating activities		
Net income for the year	$ 170,294	$ 267,504
Change in non-cash working capital:		
Amount due from carrying broker	100,360	(15,833)
Accounts receivable	3,729	396
Income tax recoverable	54,548	(24,853)
Accounts payable and accrued liabilities	910	4,698
	329,841	231,912
Investing activity		
Purchase of NASD warrants	--	(20,100)
Increase in cash and cash equivalents during the year	329,841	211,812
Balance of cash and cash equivalents, beginning of year	1,062,881	851,069
Balance of cash and cash equivalents, end of year	$ 1,392,722	$ 1,062,881
Supplemental disclosure of cash flow information:		
Interest Payments during the year	$ -	$ -
Income tax payments (refunds) during the year	$ (60,741)	$ 446,308

AGF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2002

1. **Summary of significant accounting policies**

   Foreign currency translation
   The accounts of the company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end.

   Revenue recognition
   Securities transactions are recorded in the accounts on the settlement date.

   Investments
   Long-term investments are carried at cost and are only written down on indication of permanent impairment in the carrying value.

2. **Share capital**

   At November 30, 2002 and 2001, the share capital consisted of 125,000 authorized common shares with a par value of $1 per share of which 25,850 shares were issued and fully paid.

3. **Net capital requirements**

   As a registered broker-dealer with the Securities and Exchange Commission, the company must maintain minimum capital requirements, as defined, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

   As at November 30, 2002, the company's net capital of $1,379,741 as calculated in accordance with the provisions of Rule 15c3-1 exceeded required net capital of $5,000 by $1,374,741 and the ratio of aggregate indebtedness to net capital was 0.0091.

4. **Related party transactions**

   The corporation receives net commission revenue for providing brokerage services to mutual funds and other assets managed by AGF Funds Inc., a common controlled enterprise. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

5. Fair value of financial instruments

The carrying value of cash, short term deposits, accounts receivable and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions

** ** **

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the company's Toronto office and at the Washington office of the Securities and Exchange Commission.

**Schedule I**

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(stated in United States currency)

	Years ended November 30	
	2002	2001
Total capital and allowable subordinated liabilities	$ 1,443,468	$ 1,273,174
Deduct:		
Financial Condition in the Focus Report as at November 30, respectively	38,214	30,545
Other deductions and/or charges	25,000	25,000
Net capital before haircuts on securities positions	1,380,254	1,217,629
Deduct: Haircuts on securities	513	2,846
	$ 1,379,741	$ 1,214,783